Mail Stop 3561

									September 29, 2005


Mr. John W. Somerhalder II
Chairman of the Board
ANR Pipeline Company
El Paso Building
1001 Louisiana Street
Houston, TX 77002

      Re:	ANR Pipeline Company
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 29, 2005
      File No. 1-07320

Dear Mr. Somerhalder:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 15. Exhibits and Financial Statement Schedules

1. We note that your principal auditor relied on the report of other auditors on the financial statements of Great Lakes Gas Transmission
Limited Partnership and the other auditor stated in its report that it conducted its audits in accordance with auditing standards generally accepted in the United States. In circumstances where a principal auditor relies on the report of another auditor on financial statements of a non-public entity that are filed to satisfy
Rule 3-09 of Regulation S-X, the other auditor`s report must refer to
PCAOB standards. Please file a revised audit report that refers to the standards of the PCAOB as opposed to the auditing standards generally accepted in the United States. Please refer to Commission
Release 34-49707 dated May 14, 2004 and PCAOB Release 2003-025 (particularly Section B.2) issued December 17, 2003.

2. We note that the audit report on the financial statements of Great
Lakes Gas Transmission Limited Partnership filed pursuant to Rule
3-
09 of Regulation S-X differs from the audit report on the financial statements of Great Lakes Gas Transmission Limited Partnership included in a filing of one of your affiliates. Please advise.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 or William Thompson (Staff Accountant) at (202) 551-3344 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


								Sincerely,



						William Choi
									Accounting Branch
Chief



Mr. John W. Somerhalder II
ANR Pipeline Company
September 29, 2005
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